07005535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun Trading, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 S. Wacker Drive, Suite 225
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. Kiely (312) 786-5961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John R. Steger, CPA
(Name – *if individual, state last, first, middle name*)

401 S. LaSalle St., Ste. 606 (Address) Chicago (City) IL (State) 60605 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2007
WASH. D.C.
202

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFF WIGLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUN TRADING LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

"OFFICIAL SEAL"
THOMAS J. DWYER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5/15/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN R. STEGER

CERTIFIED PUBLIC ACCOUNTANT
401 S. LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
312-786-5974
FAX 312-786-5963

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Members
Sun Trading, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Sun Trading, L.L.C.as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun Trading, L.L.C.as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

John R. Steger, CPA

February 27, 2007

SUN TRADING, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 235,506
Rebate receivable	1,013,475
Interest and dividends receivable	243,133
Marketable securities, at market value	156,042,665
Equipment, net of accumulated depreciation of ($740,844)	1,570,918
Exchange Memberships	2,020,500
Due from related party	250,877
Other receivables	2,013
Total assets	$ 161,379,087

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Due to clearing organization	$ 5,203,695
Securities sold, not yet purchased, at market value	142,494,772
Dividend and other payables	712,037
Accounts Payable	188,599
	148,599,103
Members' capital	12,779,984
Total liabilities & members' capital	$ 161,379,087

See Accompanying Notes to Financial Statements

SUN TRADING, L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Sun Trading L.L.C. (The "Company") was organized under the Limited Liability Company Act of Illinois on April 24, 2003. The business of the Company is to trade as principal and market maker in securities and derivative instruments. The Company is registered with Securities and Exchange Commission (the "SEC") as a Broker-Dealer and is a member of various securities and commodities exchanges. The Company is exempt from certain filing requirements under SEC Rule 17a-5 because it does not trade on behalf of customers. The company operates pursuant to Rule 15c3-1(a)(6) and is a registered market maker on NYSE/ARCA.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commissions and brokerage, rebate income and expenses are recorded on a trade date basis. Securities owned are reflected at market value with the resulting unrealized gains and losses reflected in income.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of three months or less to be cash equivalent.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Depreciation and Amortization

Property and equipment are stated at cost and depreciated using the straight-line method over five years.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur federal income taxes. Instead, its earning and losses are included in the personal tax returns of the members and taxed depending on their personal tax situation. The financial statements do not reflect a provision for federal income tax.

Rebate Receivable

The management of the Company believe that rebate receivables are fully collectible and no allowance for uncollectible accounts is needed.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost.

NOTE 2. CASH FLOW INFORMATION

Interest paid during the year were as follows:

Interest	$ 7,313,114

NOTE 3. SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

Marketable securities owned and sold, but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below:

	Owned	Sold, not yet Purchased
Equities	$ 156,042,665	$ 142,494,772

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under the rules of the SEC and NYSE/ARCA, market makers subject to the aggregate indebtedness requirement must maintain minimum net capital that is greater of i) $100,000, ii) $2,500 for each security that it is registered as a Market Maker with a maximum amount not to exceed $1,000,000, iii) 6 2/3 percent of aggregate indebtedness or iv) the amount prescribed by SEC Rule 15c3-1. At December 31, 2006 the Company had net capital of $7,438,352 which was $6,438,352 in excess of its required capital of $1,000,000.

NOTE 5. DERIVATIVE FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statement also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading. The Company enters into transactions involving commodity futures contracts and corporate equity securities for trading purposes, or to hedge other positions or transactions. These contracts are marked to market daily and involve elements of market risk in excess of the amounts recognized in the statements of financial instruments held or issued by the Company at December 31, 2006. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities and thereby creates a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition. The notional or contractual amounts presented below do not necessarily represent the amounts which are potentially subject to risk. In addition, the measurement of risk is only meaningful when all related and offsetting transactions are identified, and the company generally limits its risk by holding or purchasing offsetting positions. Open contracts or notional amounts at December 31, 2006, are as follows:

	Held	Written
Financial Futures Contracts	$ 14,346,929	$ 6,346,386

The Company's principal trading activities are primarily with brokers and other market makers on exchanges throughout the United States.

NOTE 6 PRINCIPAL TRANSACTION REVENUES

During 2006 the Company's principal transaction revenues consisted trading, rebate income from trading activities and sublease office space totaling $38,970,956.

NOTE 7. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, government securities, and currencies. These derivative financial instruments are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates. The company monitors such risk on a daily basis.

NOTE 8. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's accounts receivable are maintained by clearing organizations. The Company manages this risk by monitoring the performance of the clearing organizations.

NOTE 9. OPERATING LEASE

The Company leases operating facilities under an operating lease. The lease was a twelve month lease ending December 31, 2006. Rent expense for the year ended December 31, 2006, was approximately was $63,100. The Company entered into a ten year lease for new office space with a term from January 1, 2007 until December 31, 2017.

Minimum future payments under non-cancelable operating leases having remaining terms in excess of one year as of January 1, 2007, for each of the next five years and in the aggregate are:

Fiscal Year	Amount
2007	$ 107,265
2008	112,628
2009	117,992
2010	123,355
2011	128,718
Thereafter	724,039
Total minimum future rental payment	$ 1,313,997

NOTE 10. REBATE RECEIVABLE

The amount due from rebate receivable is the Company's share of rebate income from an agreement with exchanges where the Company receives a rebate based upon the volume of trades executed through these exchanges.

NOTE 11. FINANCIAL INSTRUMENTS

Substantially all the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standards No. 107, and are reflected in the statement of financial condition at market or fair values.

Financial Accounting Standards No. 105 requires disclosure of information about financial instruments with off-balance sheet risk and financial instruments with concentration of credit risk. Under this statement, financial futures contracts are considered to be financial instruments, while commodity futures contracts are not. In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance sheet risk. These financial instruments include corporate equity securities and exchange traded financial futures. The trading conducted is in the normal course of the Company's operations on the exchanges. See Note 5 regarding derivatives.

NOTE 12. RECEIVABLE FROM CLEARING ORGANIZATIONS

The amount due from the clearing organizations results primarily from the proceeds of stock sales and gains from futures. The Company clears its transactions through clearing organizations pursuant to clearing agreements. At December 31, 2006, substantially all assets of the clearing Company are deposited with clearing organizations.

NOTE 13. RELATED PARTY TRANSACTIONS

Advance made to member's affiliate were $250,877 and is non interest bearing.

END